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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                RDO EQUIPMENT CO.
                            (Name of Subject Company)

                      -------------------------------------

                                RDO EQUIPMENT CO.
                      (Name of Person(s) Filing Statement)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   749413-10-0
                      (CUSIP Number of Class of Securities)

                              --------------------

                           THOMAS K. ESPEL, TREASURER
                                RDO EQUIPMENT CO.
                           2829 UNIVERSITY DRIVE SOUTH
                                 FARGO, ND 58103
                              TEL.: (701) 297-4288
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the
                            persons filing statement)

                      -------------------------------------

                                    Copy to:

                              Thomas R. Marek, Esq.
                        Oppenheimer, Wolff & Donnelly LLP
                              Plaza VII, Suite 3300
                             45 South Seventh Street
                        Minneapolis, Minnesota 55402-1609
                              Tel.: (612) 607-7000

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|X|      Check the box if the filing relates solely to preliminary
         communications made before the commencement of a tender offer.

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1.  RDO EQUIPMENT CO. PRESS RELEASE
    -------------------------------

On December 16, 2002, the Company received a letter from Ronald D. Offutt, the Chairman of the Board of Directors, Chief Executive Officer and majority stockholder of the Company, expressing an interest in acquiring all of the shares of the Class A Common Stock of the Company that Mr. Offutt does not currently own or control. Attached hereto is a copy of the Company's press release dated December 16, 2002 announcing the offer received from Mr. Offutt.

The Company's press release dated December 16, 2002 announcing the offer should indicate that Mr. Offutt beneficially owns 8,125,884 shares of the Company's Class A Common Stock (including 7,450,492 shares of Class B Common Stock convertible into shares of Class A Common Stock), or approximately 63.5% of the voting power of the outstanding shares of Class A Common Stock.

                                  *    *    *


[LOGO] RDO(R)                                   CONTACT: RDO EQUIPMENT, FARGO
       EQUIPMENT CO.                                     THOMAS K. ESPEL
                                                         701/297-4288
                                                         invest@rdoequipment.com


                       RDO EQUIPMENT RECEIVES LETTER FROM
                         MAJORITY STOCKHOLDER INDICATING
               INTEREST IN ACQUIRING REMAINING OUTSTANDING SHARES

         FARGO, N.D., December 16, 2002 - RDO Equipment Co. (NYSE: RDO) announced today that it has received a letter from Ronald D. Offutt expressing an interest in acquiring all of the shares of the Class A Common Stock of the Company that Mr. Offutt does not currently own or control. Mr. Offutt is the Chairman of the Board and Chief Executive Officer of the Company and beneficially owns 8,095,884 shares of the Company's Class A Common Stock (including 7,450,492 shares of Class B Common Stock convertible into shares of Class A Common Stock), or approximately 64.1% of the voting power of the outstanding shares of Class A Common Stock.

         Mr. Offutt has stated that if he decides to pursue this transaction, he would commence a tender offer directly to the Company's stockholders. His letter stated that his offer would be conditioned on the tender by Company stockholders of a sufficient number of shares of Class A Common Stock such that, after the offer is completed, and assuming conversion of his shares of Class B Common Stock into shares of Class A Common Stock, he would own at least 90% of outstanding shares of Class A Common Stock. His letter also stated that he would condition his offer on the tender of at least a majority of the shares of Class A Common Stock not affiliated with Mr. Offutt, a condition which he would not waive.


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


         If the conditions to his offer were satisfied and the offer completed, Mr. Offutt stated that he would subsequently effect a "short-form" merger of the Company with his acquisition entity. In this merger, the remaining Company stockholders would receive the same price paid in the tender offer, except for those stockholders who elected to exercise their appraisal rights under Delaware corporate law.

         Mr. Offutt is not asking the Company to enter into any agreement with respect to the offer. He has requested that the Company's board of directors create an independent special committee to discuss the offering price and terms with him prior to his commencement by him of any offer. It is expected that the special committee will engage financial and legal advisors in connection with its role.

         Mr. Offutt stated in his letter that he has not yet finally decided the offering price he is willing to pay for the Company shares he does not own. However, he has indicated that he is currently considering an offer in a range of $5.22 to $5.66 per share.

         Mr. Offutt has stated that until he formally commences a tender offer to the Company's stockholders, he reserves the right, in his sole and absolute discretion, not to proceed with an offer for any reason.

         RDO Equipment Co. specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation, and warehousing industries, as well as to public service entities, government agencies and utilities. These operations, which consist of 45 retail stores in 9 states, include one of the largest networks of John Deere construction and agricultural stores in North America. Information about the Company, including recent news and product information, is available on the Internet at - www.rdoequipment.com.

         The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of RDO Equipment. If Mr. Offutt proceeds with the offer, he will file documentation regarding the offer with the SEC. RDO Equipment will also be required to file documentation regarding its response to the offer. Investors and security holders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and security holders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Mr. Offutt and RDO Equipment at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained from RDO Equipment by directing such request to RDO Equipment Co., 2829 South University Drive, Fargo, ND 58109, tel (701) 297-4288, Attention: Thomas
K. Espel.

                                  *    *    *


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


2.  LETTER TO RDO EQUIPMENT CO. EMPLOYEES
    -------------------------------------

On December 16, 2002, Christi J. Offutt, Chief Operating Officer of the Company, sent the following communication to employees of the Company. The communication included the attached letter from Ms. Offutt, a letter from Ronald D. Offutt, the Chairman of the Board of Directors, Chief Executive Officer and majority stockholder of the Company, and the press release attached above.


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                                                               December 16, 2002


Dear Fellow RDO Employee:

Today the Company received a letter from Ron Offutt, Chairman and Chief Executive Officer stating he is interested in acquiring the shares of RDO Equipment Co. that he does not own. If he is successful, the Company would become privately owned.

As we move forward together in achieving our plans for growth, success and profitability, there is a possibility that we will do so as a private company. As you know, prior to our public offering of stock in 1997, RDO grew and prospered for many years as a private company.

To provide you all of the information on this potential change, I am enclosing a news release that was issued publicly today, as well as a letter from Ron Offutt that outlines his interest in purchasing all of RDO's common stock that he does not currently own.

I recognize that this possible transaction will be of some interest to every RDO employee, and that you may have questions about how this will change our company. In almost every respect, if Ron's expressed interest turns into a formal offer to purchase other shareholders' common stock, our operations and priorities would not change. We will continue our focus on serving our customers through our 45 retail stores in nine states; we will keep building our brand and reputation for quality service; we will maintain our commitment to improving our financial strength and performance; and we will continue to value the quality contributions of all members of the RDO team. The only tangible changes would relate to the requirements we have for filing the documentation and disclosures that are required of public companies.


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


While you will be hearing terms like "merger" and "tender offer" and "short form merger", these merely relate to the mechanics of implementing Ron's expressed interest in restoring RDO to a private company.

I would ask each employee of RDO to keep on focusing on those things that have made us a great company -- our outstanding products, our valuable customers and our strength as a team of talented and committed employees. We have renewed our strong positive momentum in the last nine months and want to make sure that we continue to build on that momentum to capitalize on the opportunities for growth that we see ahead. In return, I will do all that I can to make sure that you are kept fully informed of the status and development of this possible change. If you happen to be an RDO shareholder, you will receive very complete and detailed information when specifics of the possible transaction are developed.

If you have questions, please feel free to contact me at 701-239-8705. Thank you for your continued contributions to the success we have achieved in 2002. I look forward to working with all of you to ensure a long and successful future for RDO Equipment.

Sincerely,

/s/  CHRISTI J. OFFUTT

Chief Operating Officer



                                  *    *    *



                                                               December 16, 2002



To The Employees of RDO Equipment:

         In a letter sent to the members of our company's Board of Directors, I have expressed my interest in purchasing all of RDO's common stock that I do not currently own and, as a result, restore RDO to a privately-held company. This privately held status is how we were organized for the first 30 years of our existence.

         Since founding our company nearly 35 years ago, it has been my distinct pleasure to participate in the development of the great company we are today. Talented people, a true commitment to customer satisfaction, world-class products and outstanding teamwork have made RDO a leader in our industry. Our success has been built on striving for quality in all that we do, and keeping our eye on the long-term achievement of our goals and objectives.

         All too often the stock market fails to recognize long-term strategies and reward those companies that are doing the right things today to provide for better performance in the future. Today, for example, despite three consecutive quarters of improving profitability, our stock is trading at a significant discount to our tangible book value. This means that RDO is significantly undervalued by public investors. With the major declines in stock prices of many companies, RDO is definitely not alone in facing this problem.


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


However, most companies are not in a position to address the issue through a buy-out of other shareholders such as I am considering.

         If I proceed with this transaction, I would expect to offer to buy other shareholders' common stock at a price at or above our tangible book value.

         I have asked the Board to establish an independent special committee to discuss an offering price for the publicly traded shares and the terms of any offering I might make. Only after this process is completed, will I determine whether or not to proceed.

         I believe so strongly in this company, its great future opportunities and its outstanding team of employees that I am tremendously excited about the prospect of seeing it once again thrive and grow as a private concern. I know that Christi will keep you informed of developments in this process as it unfolds, and also know that any and all questions you might have will be quickly answered.


Sincerely,

/s/ RONALD D. OFFUTT

Ronald D. Offutt

Chairman, President and Chief Executive Officer





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